Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

The following is a transcript of the Analyst Day Presentation by Energy Vault, Inc., held via webcast on November 18, 2021:

Moderator:

Good afternoon everyone and welcome to the Energy Vault Analyst Day. My name is Tom Cook from ICR and I’ll be your host this afternoon. A couple housekeeping items before we dive into the event.

Moderator:

There will be audio Q&A only at the end of presentation. Please limit yourself to one question and one follow-up during the Q&A until everyone has had a chance. We will use the raise your hand function at the bottom of your screen at which point I will unmute your line.

Moderator:

Second I would like to remind everyone that this call may contain forward-looking statements including, but not limited to, Energy Vault and Novus Capital Corporation II expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. I encourage you to read the accompanying presentation and Novus Capital Corporation II’s Registration Statement on Form S-4 and other filings with the SEC for a complete discussion of the risks that can affect the business combination, Novus and Energy Vault, and the business of the combined company after completion of the proposed business combination.

Moderator:

We will also discuss certain forward-looking non-GAAP financial measures which are not prepared in accordance with generally accepted accounting principles. Please refer to the safe harbor disclaimer and non-GAAP financial projections discussion in the Novus investor presentation, which and filed earlier today and will be available on the Energy Vault Investor Page.

Moderator:

I would now like to introduce the speakers on the call today. From Energy Vault we have

•	Rob Piconi, Co-founder and CEO

•	Marco Terruzzin, Chief Product Officer

•	John Jung, President

•	and from Novus Capital, we have founder and CEO Bob Laikin.

During the Q&A session we will also have

•	Andrea Wuttke, CFO

•	Laurence Alexander, Chief Marketing Officer

•	and Chris Wiese, Chief Operating Officer

Moderator:

With that, I will turn the call over to Rob for opening remarks. Rob?

Rob Piconi:

Great Tom. Thank you. And on behalf of Energy Vault, I'd like to welcome everybody to this call.

Rob Piconi:

I'm very excited to share a lot today about our technology and our market. We're going to spend some time on our people and the management team that we've assembled, which is best in class in the industry to go execute, and what we have in front of us. I'm going finish with talking about how our plans translate into the next five years and really finishing up here with looking at some of the market dynamics we see today and getting into the Q&A.

Rob Piconi:

Before we get into that though, we've been spending a lot of time with our customers and the planning and getting ready for our first deployment, so we thought we would share up front with all of you what we've been sharing with our customers to get a peek now at the first public showing of our engineered design of our EVx solution that's been the basis of many recent announcements that you've seen from us.

Rob Piconi:

So Tom, if you could play the video we'll go ahead and take a look at this and show this for the first time publicly.

Video Audio:

Energy Vault develops gravity energy storage solutions and energy management software to accelerate the global transition to renewable energy. The Energy Vault Resiliency Center is designed to improve grid resiliency and dispatch energy at the optimal time. So how does Energy Vault Gravity Energy Storage work? Energy Vault gravity-based solutions employ a proprietary mechanical process and energy management system to store and discharge electricity. When renewable energy generation is high, EVRC uses that energy to raise 30 ton bricks to an elevated position. Potential energy is stored in the elevation gain of the brick.

Video Audio:

When energy is needed, EVRC releases kinetic energy back to the grid via controlled lowering of the bricks under gravitational force. EVx is the modular building brick of the EVRC system that can be built to scale in increments of 10MWh units to fulfill energy demand, to support grid resiliency, and to manage energy disruptive climate events and extreme weather. The systems can be co-located with renewables and/or built as stand-alone storage to support grid stability, designed to meet standard building codes and constructed utilizing local labor and recycled materials. Energy Vault gravity-based energy storage are designed to power our lives and to enable a renewable world.

Rob Piconi:

Great, thank you Tom for sharing that. And I'm sharing my screen now just to check I'll do... Tom can you see the screen? Everybody okay?

Rob Piconi:

Great. Well, I'm going to start by giving a little bit of an overview of our transaction. I know many of you have seen this but essentially we have a very exciting product and a very exciting market that's in a very high growth area with technology that we've worked on for the last five years, and developed now with the customers stats and engagement of those customers have helped influence our final development and evolution of the product that you just saw. I think we hit on a lot of the main aspects around the market. We're going to talk a little bit about that today. We're going to talk a little bit about our technology, how it's differentiated and different, and really fitting, not only the economics, but the sustainability goals of our customers and really of the world today. And then, I think finally we're going to get into, as we talk about the team and how we're going to go execute how that's going to manifest itself in our projections a bit over the next five years and give you some color in and around there.

Rob Piconi:

From a transaction perspective, we've really structured this I think for success regardless of... I think some of the market dynamics that, as we all know, go up and down over time. We've got a Series C that we announced and closed in August that finished at just over $100 million. In addition, we have a $100 million committed pipe, as well as with the transaction with Novus, $288 million of cash. So we have a, I think a structure here. We're going to get into some of the details as we get into the financials of why we believe that's just an amazing backdrop to focus now on execution of the company. The valuation of $1.1 billion enterprise value, we're going to get into some comps later at the end and we'll also finish at the end with Bob Laikin, the CEO of Novus too, who's on the phone here today.

Rob Piconi:

I thought I'd start upfront to emphasize some things about our vision and- and mission because it is, I would say, somewhat different in terms of other companies that are in our space. From a vision perspective, we don't limit our thinking because of the nature of the team we've assembled, the technology we have, and our readiness to go to market to really be that partner in prominent energy storage company for the 21st century. From a mission perspective, while we may share a mission of de carbonization with other companies, as we look at energy storage, for us that means not only having the most advanced technology, which is fundamental to innovate and stay ahead. That also means having the economics, which is one of the big problems with energy storage is storing energy economically so it can be combined with wind and solar. But I think a very important point you're going to learn more about today and we hope to emphasize here is on the environmental side. And that means for us, not only the choice of materials we use, that means how we architect our supply chain. That also means how we think about managing the risk and the end of life and the safety factors of our product. And is... I think investors and in looking at investments in the space of renewables, and specifically renewal energy storage, I think you're going to find that that makes us very unique.

Rob Piconi:

Of course all of our days begin and end with people. Our people are our most important asset. We demonstrate that not only in our words but, how we invest and grow and just very excited as you take a look at this chart and some of the logos. I think one of the things that really jumps out at you is we've got a team that's both broad and deep, both in terms of the domain of energy, as well as in public companies, and no shortage across the board here of people that have managed big projects on time and delivered for customers, for shareholders, and in the end for our company and for the employees.

Rob Piconi:

So, it's I think very exciting to have some of them here on the call. I will ask some of them that are going to be speaking to introduce themselves. The other thing you see here as you look across the bottom and we emphasize is we have a very globally diverse team. Energy is a global need. It's the largest GDP sector in the world. And we see demand across every continent of this world. So having a team that's lived and worked and built in all regions of the world is fundamental as we look at success and very fundamental for us to go ahead and execute and build something that will be unprecedented in the market.

Rob Piconi:

I think the last thing I'd mention here about the team is we all share this passion on not only renewables and helping the world, but doing it in a sustainable way. And that goes across the leadership team that you see here as well as our board of directors from investor sets that are investing in some of the most innovative ideas in the world not only in energy, but in other sectors. Of course energy as a business and as a solution serves all sectors of the world. It powers our world. We have to do things differently now, and move away from fossil in a much more aggressive way. We feel that urgency. Every one of the people you see here on this chart feels that urgency. And we have tremendous support from the board of directors which, as we evolve now into a public company, will be adapted and will be continued to invest in our board as we become a public company here shortly. Just a bit on the market and I know everybody on this call and is here because of the necessity of investment in this space and to make this clean energy transition. But two things to highlight as you look at this chart, one is we're just at the beginning. And I think one of the reasons you haven't seen that dotted line there in 2020 shift a bit more to the right in terms of more green in the prior years is a problem of energy storage. So the- the second key takeaway here, for us to achieve that ramp and since given energy demand and growth in the world cannot be satisfied by renewables in the short to intermediate term, we are going to continue to rely on fossil.

Rob Piconi:

The only way we achieve that green you see here to the right, is with large investments in energy storage. And if you look at that market, and shifting here to page 15, you see it's, pretty massive. It is global. So those sectors that you see there in colors represent the regions of the world. While we could go out and look out to 2040 and 2050, we stay very focused as a company on the near to intermediate term in terms of our execution and what's happening with our customers that we're going to begin and start deployments on here just this next year.

Rob Piconi:

So I think as we look out in the next five to ten years, you know these numbers were from earlier this year. I think as we've seen in the market, we see things actually moving in toward us. That is a good thing. But will also require us to prioritize the customers we serve and serving some of the largest customers as it's been previously announced in the world will be fundamental to that and fundamental to our execution.

Rob Piconi:

A bit on the market of storage and what's out there today, and this was true I'd say even five years ago as we started the company, and is true today, there really are not a lot of solutions, in the market that can be deployed for utility scale storage, which is really what is needed right now for us to make this transition. We all know about pumped hydro and the large pumped hydroelectric dams that today represent the majority of our energy storage. Very interesting, for us because the basis of our technology of course comes from that same technology, so leveraging gravity and potential energy that becomes kinetic energy. We'll talk a little bit more about that later. But still has its drawbacks to go get those built all over the world. It's very difficult to build new pumped hydro due to the environmental aspects. It's still quite high cost. It's still not as efficient enough and really is quite inflexible in terms of how it deals with changes in demand.

Rob Piconi:

What's being deployed today on the chemical side of course is growing, is taking a technology that's powered electronics and is powering electric cars and shifting that to serve the shorter duration two to four hour market. And we all know the technology of lithium I think pretty well. A lot of other innovative things happening I think in the space with some road maps being developed that are expected to come to fruition over time. But a lot of limitations you can see there in red around the degradation of that storage as we know from our own electronic devices.

Rob Piconi:

Safety and sustainability I think remains a critical area of focus there and will continue. And just the fact that you've got a supply chain that is, I would say, difficult at best to manage and predict given the pull from the mobility and the transport sector on some of these same raw materials. And then we have a lot of technologies that have been developed in the thermodynamics space compressed air liquid air, flow batteries that serve purposes in what I would describe as a bit more niche in the market. All pretty much longer durations but the main drawback here is what's called round trip efficiency, or for every unit of energy stored, how much can you actually give back to the grid, and is a measure of that efficiency. And that's where I think some of these technologies really struggle. And where if you're a customer then looking at solutions it leaves some of these options quite limited.

Rob Piconi:

If you summarize what our customers say, and we stayed very close to our customers from the original founding of the- of the company and our first product, the EV1 tower, that was connected to the grid in July 2020, that's five megawatts. And as we evolved our solution to our new EVx platform that was announced coincident with the investment from Saudi Aramco Energy Ventures, we really focused on these six main factors, and we got very strong feedback from our customers across the board. Not only on the economics as you would expect and some of the performance factors, but what we're finding with customers is, in addition to those factors, the supply chain being local, creating jobs, being safe, and having something that has a net carbon footprint that really fits with the strategy of what the customer is trying to achieve, is becoming a very critical factor in their final decisions.

Rob Piconi:

And I think investors are demanding this. You know the employees of these companies actually, and across companies across the world are demanding this and that is really forcing, I think, a shift in how the investment dollars are going to get spent on technologies that not only meet an economic or performance criteria, but there's a higher threshold here around the environment sustainability and having a way to predictability build out energy storage in a large way. I'd like to introduce, Marco Terruzzin, our Chief Product Officer here and actually invite him to introduce himself and then cover here page 18.

Marco Terruzzin:

Marco Terruzzin. I'm the Chief Product Officer at Energy Vault. I'm a mechanical engineer, PhD in energy economics. I got my MBA from the Darden Business School and 20 years in the sustainability business, in particular, renewable energy. I started in renewable, I spend time out at GE Wind. I spent seven years in China under the Kyoto Protocol developing renewable energy project and the carbon emission reduction project. Managing Director at Engie EPS and subsidiary outlet of the French utility in the field of storage. Two years also as the Head of Product at Stem company that recently went public, and so I'm familiar with their software and service and their relevant position. Three years at a development, a renewable development firm. E.ON, the largest activity, and exactly when I was at E.ON, I was tasked at to make intelligent technologies, in addition to lithium ion. And at that time, we were really focused on the identification of the key parameters to evaluate technologies.

Marco Terruzzin:

And for sure, cost is paramount. So that was essential to identify technologies able to reduce the levelized cost of energy for E.ON. And E.ON is a developer of renewable energy project, and our job is deliver the cheapest possible levelized cost of energy from renewables. And so their round trip efficiency was essentially the most important actionable parameter that we were mapping. And the second parameter was the duration of these energy storage systems, because the economic viability of a system may change over time. So we started back in 2015. We that... System that were economically viable but were just a short duration in the range of 30 minutes, 60 minutes.

Marco Terruzzin:

And the more renewable energy we have into the system, the longer is the requirement of duration as is shared with this system. And so we ended up identifying one of a green area as indicated in this diagram, where we expected the majority of the investment, and that was the area where the technology that was able to compliment what a leaky mind is doing to get today with the technology that it would be bold to buy the market going forward. And so we started to map things and then now at Energy Vault, it is quite clear that there some technologies that are by design, they have a low round trip efficiencies, something lower than a threshold that in the industries that identify around 75%. So what Rob was mentioning before, their round trip efficiency has a direct impact on the cost that a utility or independent power producer is delivering back energy to the power.

Marco Terruzzin:

If you lose too much of that energy, of course your cost sky rocketed. And there are some technology like in flow batteries, liquid air, thermos-storage, or aqueous batteries that, because they have a lower round trip efficiency, they necessarily position themselves for a long duration, something in the range of 20, 30, sometimes even 100 hours. However, that is not what the industry currently needs. For the next ten years, the industry needs technology that are economically viable in the range in four to 12 hours. That is the majority of the market. And we are talking about 90% of the investment. And at that time when I was at E.ON, the entire team, both in the US and in Germany, was really interested into the high round trip efficiency of an electric mechanical gravitational base system and the Energy Vault solution.

Marco Terruzzin:

And also the fact that the technology has flexibility in terms of duration. So, technically the technology can deliver a duration between three and four hours, up to 12 plus hours. So that was extremely attractive from a utility point of view, because it represented a platform that could be adapted, a platform that was very similar to another technology, pumped hydro, a technology that you are very familiar with. And so that was really a very interesting starting point to position the technology by itself and also in comparison with other alternative technologies.

Rob Piconi:

Great Marco, thank you for that. It's great to have the domain experience and the global experience. You heard Marco talk about his background from China to Europe, the U.S. and with some of the biggest names. And I think, as we've looked at our technology evolution, I think it's a feat that we have been able to develop with our new products, something, not only can serve what you see there on the left side of the higher end of shorter duration, but given that we don't degrade over time and given we achieved as we talk about a little bit about later on our EV1 tower in Switzerland, a very high round trip efficiency that's very unique in the market, and really to stretch and serve the customers that really need a more flexible solution over longer duration.

Rob Piconi:

As a company, this is I'd say in my experience over the last 30 years across three industries, you know, things have moved relatively quickly. And from the founding of the company at Idea Lab, which is one of the most prominent incubators and Bill Gross, who had the original idea and developed it with our CTO, Andrea Pedretti formed the company in 2017, we went right to prove the main technology elements that were new around the charging and discharging of energy using potential and then kinetic energy with composite weights. We proved out the software at that scale so this was a one-quarter scale system in Switzerland and that orchestration of the technology. We also spent a lot of time on the composite bricks and the building of essentially applying a new polymer to our product to avoid substances like concrete, which are not good for the environment in its production. Today it's about seven to eight percent of our greenhouse gases come from that production. So we really used material science to avoid things that harm the environment.

Rob Piconi:

And as we announce the company we had a lot of interest after our Series A that was led by Neotribe and CEMEX Ventures investing. We were approached by many firms, Softbank most notably. And we announced our Series B and went right to commercial scale. The market is as we learned and as we heard from our customers, it was so massive the transition that they needed to achieve, we wanted to go right and accelerate getting right to commercial scale. We did that in Switzerland and completed our first commercial demonstration system, five megawatt system. It's been operating since July 2020. We commissioned the system over the second half of 2020 and really used that system to have the types of dialogs that you've seen announcements on.

Rob Piconi:

So whether that be Saudi Aramco Energy Ventures, and working with one of the largest energy companies in the world or Enel Green Power, one of the largest independent power players in the world, 28 countries, almost 50 gigawatts, wind, solar, and pp hydro under management. These are the groups that really engaged, looked at our technology, and we're now working with as they're looking to make their own transitions and deploy renewables in a much broader way.

Rob Piconi:

And that also led us to listen to the customers about what they needed as they looked at some of the flexibility, in their own grid infrastructure, which led to our development of our EVx system, and that's what you see there on the right. Along the way and it's just been amazing, I'd say the last 18 months with some of the new investors post our Series B that included Saudi Aramco Energy Ventures, Helena, which, is a group that's focused on solving some of the world's most difficult problems and they've just been a great partner, Prime Movers Lab, as we announced, leading our Series C that closed in August, and also Pickering Energy for example, and their other fund Sailingstone, as a part of our broader reach into other markets and other types of energy investors.

Rob Piconi:

Marco do you want to take over here on some of the product aspects?

Marco Terruzzin:

From the technology point of view, I think that is an important aspect to highlight. The first aspect is, strategically, how Energy Vault was able to develop just in four years technology that today can be deployed on a large scale. And the second aspect is, how we have been able to collect input from players, from customers, and design the second version of our system in a way that is aligned with expectation of the customer. So, in simple terms, I think the intuition of Energy Vault was to take a very well established technology like pumped hydro. The essence of pumped hydro that it essentially moving a large quantity of mass, in that case water, from the lower reservoir back into the upper reservoir, and trying to eliminate the geographical constrain of pumped hydro. Because if you want to deploy or install any pumped hydro, you really need a specific locational characteristic. You need a mountain and you need a penstock and that has been already completely exploited, almost completely exploited around the world.

Marco Terruzzin:

So we really wanted to remove that constrain, but ultimately take advantage of hundreds of years of engineering combined, using components that essentially almost off the shelf. We're talking about a motor generator that are using the crane industry. Motor generator that now, because of the [inaudible] become best in class in terms of performance with the actual cost. We're using elevators and engineering that has been used in vast buildings and in buildings for the last 100 years. And that really helped to accelerate the development of the technology. Just in four years, we went from a small [inaudible] in [inaudible] just moving some barrels and stacking these barrels efficiently to the commercial demonstration unit in [inaudible], full scale, five megawatt, interconnected with the grid. And now the new model that I just introduced [inaudible], the EVx, exactly, there is nothing else there in the building. But it was essential. And now I come to the second point. They're getting the input from the customer, this is something else that I would say is special about Energy Vault... customer-focused organization that is really every day striving and focusing on the customer need and customer signal. Let’s keep in mind that this transition is happening at the speed that was unimaginable just two or three years ago. The amount of renewable energy that is deployed every week is incredible. So the customer need are changing. And we collected essentially freebie feedback. Customer told us, can you make something that is more aligned with a traditional construction. Instead of the crane, the one that we install- install in Switzerland, something that looks more as a traditional business, as a traditional building.

Marco Terruzzin:

And that was the result of the EVx. There is nothing else in the building in compliance within dimensional building code. So wherever we can build a building, we can build our whole system. The second requirement was to decouple the duration between energy and power, because, our customer, they wanted to have the flexibility to peak the duration of the system. Some customer prefer to have a four hour duration system. Other customer, they prefer to have an eight hour duration system. Other customer asked us to change the duration of the system over time, so installing initially at four duration, a four hour duration system, and over time extending the unit for a longer duration. And that was the second accomplishment. We’ve been able to adjust, with the smart architecture, essentially every elevator that you see on this image, representing a unique power. And, we can augment the number of elevators, augmenting the power, or reusing them incrementally the duration, or augmenting the duration, of the system. The third element that is really something unique, that, is at the intersection between flexibility needed by the grid, and a lot of environmental liabilities that are utilities they have to manage.

Marco Terruzzin:

So, again, in talking with customer, utilities in North America, in South Africa, and in Australia, and also Europe, they presented us the problem. They told us we have millions of tons of coal combustive residuals. Energy flow needs large vole of mass to store energy. Can we fix the problem using this coal combustion residuals? We took the challenge. We ran through extensive test with an EPA certified laboratory, both in Europe and, here in the United States. And, we are able to prove that, we can add up to 75% in volume of material like coal combustion residuals, mixing that up with a locally sourced soil, because we do not use concrete for the manufacturing of all our mobile masses. That would be, first of all, crazy expensive, so that will put out of his business, if we use concrete. Second, environmentally not sustainable.

Marco Terruzzin:

So we use soil source by, from the foundation, you know, from the excavation or the foundation. Wherever it's possible, we can add a coal combustion residual. We're using the disposal cost of utilities, and also we discovered, again, talking with our customers, the possibility to resolve another problem. And this is a problem created by the renewable energy, and it's by the wind industry with the wind blade that have to be re-powered. So there is a tremendous number of wind blades that after 15, 20 years from the initial commissioning of a wind turbine generator, they have to be replaced. And that represents a problem because these valuable material, composite material, until now, have been dumped into landfill. And that is not environmentally sustainable.

Marco Terruzzin:

In Europe it is not possible anymore, and that is creating a cost for our customer. And they ask us, is it possible to use the recycled glass fiber coming from the mechanical crunching of these blades into our bricks? The same brick that we use to collect coal combustion residuals and soil. Long story short, nine months of strategic partnership with [inaudible] power, we have been able to prove that we can bring down 90% the cost, the manufacturing cost, associated with the use of fiber in our mobile masses, and definitely we solved the problem of disposal of wind blades.

Marco Terruzzin:

So a combination of a simplified engineering, with a lot of sulfur to make sure that the roundtrip efficiency is high, and a design that doesn't have problem in terms of permittivity, and that a perfect intersection between a flexible asset and environmentally sustainable solutions.

Rob Piconi:

Right. And Marco, thank you for that. And all of this technology that you just heard Marco talk through, and the evolution, and getting into some of the material science around the environmental areas in this circular economic, of course, has to be protected. Coming from Idealab, which is the longest running incubator in the United States, you can imagine that this was a key focus from the beginning, in terms of our patent strategy. And for us, in terms of protecting this moat meant protecting everything you can see with patents, physically, of everything that also covers some of the process areas, for example, the fundamental stacking of composite's weight to become potential energy that eventually becomes kinetic energy.

Rob Piconi:

Our software, obviously, is all kept as proprietary and a trade secret. We have very sophisticated software that deals with a lot of dynamics, in the system, in the charging and discharging phases, and the optimization. In addition, we've locked up some key technologies with some of our partners, like Cemex, for example, where we have an exclusive relationship with them around their very sophisticated material science that enables us to essentially take things like dirt at the site that we excavate, so just there we don't have to transport it out, or things don't have to transport it in, but our default solution to build these composite bricks in the absence of the waste materials you heard Marco just talk through is to use the soil from the ground where we are excavating and building our system.

Rob Piconi:

And all of this innovation we continue to protect through our patent strategy. And it gives me also great pleasure to introduce John Jung around one of the key aspects I mentioned around software and how we manage and have created a system to manage our own energy storage. I'm very excited, we announced this publicly just a few weeks ago about John joining, and I'll let him introduce himself. But very excited from a company perspective of really fulfilling a final piece of our foundational effort to just go now focus on execution. So with this aspect of John joining and some of the folks that he's worked with before this enables the company really to fulfill our vision and have all the building blocks and components in place whether that be people or now the IP that these people are going create so we can innovate and differentiate in the market. And with that John, I'll let you introduce yourself and cover Energy Vault Solutions.

John Jung:

Thanks, Rob. My name is John Jung. As introduction, I was recently a partner at Cota Capital which is a San Francisco based VC firm with about 70 companies in their portfolio. And I've had a good chance to take a look at a lot of innovation, and been around things like hydrogen around supply chains, such as batteries, artificial intelligence and my background, I'm also predominately a startup individual. I guess the one that's most relevant that I should talk about here is a company where I was founder, president, and CEO, called Greensmith Energy and we really pursued a strategy of going after GridScale energy storage systems. Very much like the market that we're serving. And we started to get noticed as a company in 2016 when we delivered over a third of the total capacity of energy storage in the United States and that year we delivered the largest system that was deployed globally, and in Pomona, California, in the LA Basin.

John Jung:

And we also have a track record of having deployed over 100 systems in 12 countries. You know, because there's uniqueness to each market but what the profound power of software really taught me as we look to support the growing complexity of a lot of our customers is that oftentimes it accelerates the achievement of ROI, or many of the largest energy users around the world who, we have as customers and partners. A good example, and you can look this up on YouTube is our Pomona Greensmith system, and you can see a basically a rapid video of how, approximately 100 megawatt hours was built in about four months in response to an emergency gas leak called Aliso Canyon. But that system had a tier payback, because through software, it was able to capture four different value streams. The first was resource adequacy, the second was fiscal re- regulation, the third is the Day Ahead Energy Wholesale Market, and the fourth is the real time energy market, which is about five minutes. And so the kind of software that we're building here, not only complements what we're doing with EVS, but it is in direct response to the needs and complexity that many of our partners and, and customers are facing all around the world whether they're utilities, independent part producers, metals and mining operators or others you know, the common denominator there is complexity. And one of the best ways that we can use AI and data to make good decisions, design our energy storage system so that it makes sense for a customer, but also orchestrate the entire energy system that oftentimes includes forms of generation, both renewable and fossil, as well as new assets such as hydrogen. That is what we're here to build and deliver as part of the team. And as you can hear in my voice, I'm, I'm quite excited to be here.

Rob Piconi:

Great. John, thank you. , and we share, of course, in that excitement. And really, at the end of the day, John made an important point to emphasize that this at the end comes down to us listening to our customers, but also having the vision and some of the technology behind us in particular, in the software space. And having come from telecommunications and seeing networks evolve in the late 90s and the, the early 2000s as wireless became more prevalent and higher bandwidth, and the evolution of the cloud and the evolution of data centers, etc, and storage. So, very similar to what our grid infrastructure now is going to be going thorough.

Rob Piconi:

And one thing I learned very clearly there is it's all about the software. Obviously, behind every great software is a very good hardware and proprietary technology, I think that's unique with us, where we bring a very disruptive hardware set of technology as well, but as customers are managing mixed generation, so fossil, wind, solar, and managing mixed storage. There is no silver bullet in storage, they're going to need some shorter duration storage in some areas and they're going to need longer duration in others.

Rob Piconi:

The only way to manage that today is through very innovative software, and what John, I think demonstrated at Greensmith probably the most prominent and successful company in the, in the software area for energy storage, in the last ten years I'm now very excited to, to complete this foundational element that allows us now to go execute on our vision.

Rob Piconi:

Part of our technology and evolution obviously involved us completing a demonstration system, back, just really in the middle of COVID, as it was evolving in July 2020, and it involved our five megawatt system. The reason, as I said earlier, that we did this was to go right to utility scale, five megawatt, and to be interconnected to a public grid. This is fundamental. If you're going to have an asset that you want to demonstrate doing that at scale, and interconnected to the grid is fundamental.

Rob Piconi:

We learned a lot, also through the process of this and demonstrated a lot. So for the first time having a mechanical system that demonstrated a third-party validated round trip efficiency north of 75%, and also really perfecting this process of making these large composite bricks. , You know, these are not things you buy off the shelf at Walmart, these are 35 metric tons, four meter high bricks and did a lot of work with Cemex on that. That was fundamental to allow us to demonstrate to customers and begin to sign agreements and contracts.

Rob Piconi:

One thing on the cost, which is fundamental here on this, and Marco, if you want to cover this chart, I think it's important as, an example here, as a utility looks at costs. Maybe highlight some of the key components here, because the economic equation is fundamental as one of the choices customer’s rate very highly as they make decisions.

Marco Terruzzin:

Yeah, in the end that is a matter of total cost of ownership. If we are talking about assets that, with a technical life between 20 to 30 years, hydropower plant, they've been in place, some of them even for 90 years. So utilities now, they are transitioning from thermal generation power plants, even nuclear power plant, and they are step by step adapting their procurement, and they are aiming to replace those assets with a long duration asset. An asset that has a total cost of ownership that is manageable, is something in line with their particular goal to deliver the right levelized cost of energy to their constituents, to their customers, you know, their residential or commercial customers.

Marco Terruzzin:

So this presented exactly the way that one of the top three US utility, by the way, the same that [inaudible] back [inaudible] of our system, one of the two. This is, this presents the way that they, we're looking at the cost items and also the comparison with, in this case, with batteries. And we were compared with batteries at the threshold between what is usually considered long duration and short duration, four hours. So our, our gravity is technically positioned to work well even below four hours of duration, but it provides an even better economics when it goes longer. So this is something unique.

Marco Terruzzin:

And the items that we considered are for sure the initial CAPEX. And now the industry is also reacting to some spike, in the lost supply chain of lithium ion. It probably is temporary, but with our technology, we are insisting on a local supply chain, and local jobs, local utility, local supply chains that are helping the creation and also value where these assets are going be built. And from a CAPEX perspective, from the get go, we're very competitive with batteries and other dominant technology.

Marco Terruzzin:

Where we really make the difference of where w- is the lack of degradation, the second line item, because it's kind of common knowledge that when you start to use batteries over time, they do not perform as well as the beginning. There is a, the so called degradation, and if you want to maintain the same level of capacity, the same level of capacity to store energy over time, you need to buy more modules. And there it represents the cost.

Marco Terruzzin:

In addition, you need to maintain these assets. In particular, with a new design that again, it's really a building with very smart elevators, industrial elevators going up and down, and repositioning the bridge from the lower part of the deck to the upper part of the deck. The operational maintenance is exactly the operational maintenance that you will have in that industry, and is more or less half of what it is, the operation and maintenance needed for a battery system. So this position of our technology in line with the, with the requirement by, from utilities for an asset with a long technical life, asset that can provide a flexibility between two, three hours, up to 12 hours, exactly what the market need.

Marco Terruzzin:

We have also some complementary advantage. There is no exposure to [inaudible] in our case, because there is no kind of a thermal runaway, something that batteries are exposed to. Now the industry has made a lot of progress, no doubt, battery is an interesting technology, but intrinsically, we are safe from that point of view.

Marco Terruzzin:

The roundtrip efficiency is slightly below the best in class roundtrip efficiency of batteries but well above the threshold that we discussed just a few minutes ago, of the 75% in the previous slide. And to be fair, our technology requires more space, because there is a (laughs) it's the, it's the nature of the underlying physics. We are using (laughs) below gravity. So the acceleration of gravity, it is what it is and we need more space than other technology.

Marco Terruzzin:

However that doesn't represent an impairment, because we target a utility scale application we target sites where solar is deployed. And in percentage terms of the space occupied by solar, we are nothing. Wind farm, same story. The utilities with a coal power plant they welcome the installation of our system, because despite the fact that they are big, but they are nothing different than the size of coal power plant. And so that is not an impairment. And in general, also from the noise perspective, this is the complete table, just to make sure all these parameters, because of the motor generator position on top of the system that doesn't represent a [inaudible] from the impairment perspective.

Rob Piconi:

Great, thank you, Marco. I'd like to spend the last ten minutes here talking about our customers and how that engagement with them translates into what we're projecting for our financial plan, and this is just, I think, one of the most compelling parts of our story and especially as you think about utility scale types of deployments, you can see the list on the right there's some of the largest customers in the world, some of which we publicly announced, whether as investors, or customers, and also you know, uniquely for remediation, which is another aspect that's unique to our energy storage. And as you see on the left there, it, it's, and just in looking at this map, it really is global.

Rob Piconi:

Of course, we're going to be prioritizing how we go to market that involves here if you look at how we're going to be deploying our solutions on the left is a five-stage sales funnel that we use to manage all of our engagements and our customers share with us over the next five years, roughly what they're, they're planning to do in terms of megawatt hours deployed. And on the right you see here how we deploy and the rough timelines that it takes us to deploy. , where we focus, of course on the technology, a lot of the core procurement the planning and project management, versus working with regional EPC companies and construction companies and the partners of our customers, in some cases, that deploy for them that today install their winter rims for example.

Rob Piconi:

So we've have I think a very good process and focus for Chris Wiese, who's on the call here, our chief operating officer manages the engineering phase, so after the innovation and getting in the engineering and the development through to the project management and the construction, through to the commissioning, the turnover, and then the ongoing service of our systems.

Rob Piconi:

As you look at the overall numbers, because it's just, as the market is very, very large we've built this funnel here north of $30 billon over t- over the next five years, that we're now executing and defining, and closing with the customers now on things like we recently announced, for example, with DG Fuels. DG Fuels was one of the customers in our initial funnel of purchase orders and LOIs and agreements that we had signed for this 1.2 gigawatt hours, or 1,200 megawatt hours here they represented about 350 megawatt hours in this in our initial agreement that we signed with them. Of course, what we announced was something, much larger at 1.6 gigawatt hours over three projects. That's starting with a 500 megawatt hour project based in Louisiana as we announced just a few weeks ago.

Rob Piconi:

So you get a sense of how customers begin to start to work with us, and as they define their plans and as we are ready and working with our customers to begin announcing them there’ll be more visibility on those plans in line with our, our customer plans, and they're timing for their own deployments.

Rob Piconi:

Another key aspect is as you look at our business and our business model is around how our bookings translate into revenue. As I mentioned, earlier we have the agreements of 1.2 gigawatt hours this would be in addition, this data is from, obviously earlier in September, did not include the recently announced DG Fuels deal, which would put our number of agreements up to now 2 1/2 gigawatt hours and then translate would translate that, therefore, into something that is going to approach around the $600 to $700 million revenue range, in additive to what you see here on this chart.

Rob Piconi:

From a business model perspective we really have two business models that we’ve, discussed before around how we build for customers. Commission, transfer, and turnover with, essentially a model that has an ongoing revenue stream as well, and software, and long term maintenance agreements. In addition, we have a business model to co-invest in projects, to own them with equity partners, and use debt financing to own these projects and then assign long term power purchase agreements, or tolling agreements, over 15 or 20 years. So we have both models available to us.

Rob Piconi:

With John Jung and his team joining, of course, and as we develop and begin delivering our software, we will also be in a position, to actually deliver software to customers to help them manage not only their storage infrastructure, but as well as balancing their generation infrastructure as well, and that's something that we're going to continue to develop as a key focus for our long term vision of the company.

Rob Piconi:

If you look at the how does this translate therefore into our financials we have our first deployment year in 2022 coming with the revenue number you see there of 148 million. I'm very happy with our progress on the contracting side and I think that DG Fuels is just an example of the types of things as we look at utility scale deployment DG Fuels is making sustainable aviation fuel as a part of that. They're being powered of solar plus storage, and making green hydrogen with an electrolyzer. To make green hydrogen with an electrolyzer, you need longer duration and very efficient storage. We have to keep that process going and therefore you know, uniquely we were positioned with that to be their partner.

Rob Piconi:

If you look at some of the other areas here to point on the EBITDA side as we're building and deploying, you can see that our plan is to turn over and get some of the initial systems turned over toward the end of 2022 and 2023. As that happens and as the revenue recognition works we start to turn into a positive EBITDA number and as we look at our CAPEX deployments on the bottom right then turn into cash generation as we get into 2024.

Rob Piconi:

One thing I want to point out on the bottom left that is very important as you look at our business and our business model we are very CAPEX light, so if you look at these percentages of revenue, as we scale revenue you see we're in the mid-single digits in terms of CAPEX. We do not need, you know gigawatt battery factories, and we don't have to invest there. So if you look at the navy blue, that's our true CAPEX that goes into the calculation. This light blue is what we've budgeted to co-invest in projects that we might own with others and sign long term agreements.

Rob Piconi:

I think very important factor is you look at how we've structured both our Series C of the cash that we already have on our balance sheet and what's going to happen with our IPO. I want you to focus on this blue area here at the bottom in terms of ending cash balance. This assumes and takes into account our current five year business plan. It takes into account our Series C that's closed, $100 million pipe, and this initially assumes a zero redemption model, but as you see our cash balances we can actually have 75% or more redemptions and still have a fully funded business plan.

Rob Piconi:

And that's I think an important factor as you think about cash and if you think about what I just presented on the equity co-investments, those are choices we make to invest in. That gives us some flexibility given a lot of our initial contracts in the first eight LOIs that we've signed and purchase orders we have are contracts where we build and get progress payments along the way that we can recognize revenue on and then turn over to the customer.

Rob Piconi:

So a lot of cash flexibility that we have to fully execute and focus the team on execution, which as a CEO of a company, and coming from other businesses that I've built and scaled, having a team that doesn't have to worry about the next funding round and can just focus on execution is really an ideal situation, especially given the growth that we see here in the market.

Rob Piconi:

Just a reminder on the transaction here we have, as I said, at the beginning, $100 million PIPE that's committed we have Novus $288 million in trust, and the Series C that's been closed that results in an enterprise value of $1.1 billion. If you go to some of the comps here that are in the deck that's public you can see that as we look at revenue growth obviously here very high, because we're an early growth company, but notice being up here in the upper quadrant relative to profitability and that's a function of the low cost materials that we use, the way we solve the problem using gravity, the fact that we don't degrade over time.

Rob Piconi:

Another important aspect as people look at levelized cost, and I think if you look at the data on some of the comparables here that we've chosen, whether on an enterprise value to revenue or jumping to even the enterprise value to EBITDA you can see that we've got a valuation on the company that relative to public comps is quite a bit lower. And, you know, this data is from earlier in September, I would just note that, as you all know very well, the last 30 to 60 days we've had I think, a lot of these companies performing, and performing well. In particular, in some of the disruptive renewable areas and some of the storage areas. So again, I think something here that we feel very good about the valuation we have here today as we're just going to be beginning our deployments into 2022.

Rob Piconi:

Let me go ahead and stop there, and I'd love to turn over to Bob Laikin, maybe for some comments before we get into the Q&A. Bob's been a great partner as the CEO of Novus too, a- and somebody that we've worked with, just really now almost the last eight months here. And a- and a real partner here on our mission.

Bob Laikin:

Thanks, Rob. So the Novus team was focused since February in identifying a truly unique and innovative story. We were looking for a first of its kind, a game changer type of a company that had a real robust system to address a critical environmental problem. And during this time, we looked at about 150 plus companies, and then we were fortunate enough to have a discussion with Rob, with Marco, and the team. We got really excited, really fast.

Bob Laikin:

Rob touched on, really, the four reasons that we're excited about this investment opportunity. First is the large market opportunity for the Energy Vault Solution. So everyone knows that the fossil fuel transition to renewables is going to require energy storage solutions. So the overall macro market is huge. Second, the proprietary unique solution that Energy Vault has created, and being backed by the names that Rob mentioned, everyone from SoftBank, to Enel Green Power, Saudi Aramco, Cemex, Pickering Energy, I could go on, and on, and on. These are companies that during our process we talked to them, and we said, "Why did you align with Energy Vault as either a customer or someone that you're backing with your dollars? And why are you committed to them?" And the reason has everything to do, that you've heard today, for the on-demand GridScale, gravity based clean energy storage solution. And it was innovative, and with John Jung and the new innovative energy management software, people know that their solutions are critical for this transition to renewable energy.

Bob Laikin:

The third reason is the technology. So they've really put a lot of energy into building a moat around the intellectual property that drives the things that you saw today. So when you saw the video at the beginning of the EVx, it looks simple, it looks elegant, it uses gravity, but it's a pretty complicated solution that they've developed. And they built this moat, they have four patents that are issued, and they have another 20 patents that are pending. And so from an investment standpoint, we really got involved in diligencing that, and we get real excited when people have patented technology.

Bob Laikin:

And then the fourth that you've heard today from, really experts in this area, everyone from Rob, to Marco, to John, and others, this management team is world-class. These are folks that in their careers that expand 20, 30 years, they've worked for big companies, people from Danaher, British Petroleum, SpaceX, Canadian Solar, stem, Zebra Technologies, Amgen, GE, these are folks who were trained in their careers to build big projects on time and under budget. And so when we diligenced and worked with, and had meeting, after meeting, after meeting with this management team, we got excited and more excited over, and over, and over.

Bob Laikin:

So that was our investment thesis.

******

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, Energy Vault’s readiness to go to market, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to any customer agreements, such as the agreement with DG Fuels and the associated projects, expectations with respect to revenue generated under the agreement with DG Fuels, the consummation of the agreement with DG Fuels, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” ability to service customer expectations, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to obtain and maintain a performance bond; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes, costs, capacities and capabilities; ability to negotiate definitive contractual arrangements, such as purchase orders and sales agreements, with potential customers, including with DG Fuels, as contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to obtain necessary permits and meet building code specifications; ability to protect intellectual property; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the preliminary proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the preliminary proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.